Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

_______________________

________________

____________

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(UNAUDITED)

- i -

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	3,324	6,783
Deposits	5,643	7,120
Other current assets	356	591
Total current assets	9,323	14,494

Non-Current Assets:
Right of use assets, net	967	1,107
Property, plant and equipment, net	550	411
Total non-current assets	1,517	1,518
Total Assets	10,840	16,012

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

		June 30,	December 31,
	Note	2023	2022

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payable		149	150
Other accounts payable	3	1,372	1,217
Lease liabilities		309	329
Financial liabilities at fair market value	4	438	368
Total current liabilities		2,268	2,064

Non-Current Liabilities:
Lease liabilities		588	728
Loan from the Israeli Innovation Authority		432	398
Total non- current liabilities		1,020	1,126

Shareholders’ Equity:
Share capital and additional paid-in capital	2	54,831	53,814
Foreign exchange reserve		(2,360)	(1,928)
Accumulated deficit		(44,919)	(39,064)
Total equity		7,552	12,822
Total Liabilities and Shareholders’ Equity		10,840	16,012

September 27, 2023
Yafit Tehila Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Six months ended June 30,	Six months ended June 30,
	2023	2022

Research and development expenses	3,830	4,294
Sales and marketing expenses	401	777
General and administrative expenses	2,104	2,936
Operating loss	6,335	8,007
Finance income	(652)	(4,558)
Finance expense	172	24

Loss before tax	5,855	3,473
Taxes on income	-	-
Total net loss	5,855	3,473
Other comprehensive loss, net of tax:
Items that will not be reclassified to profit or loss:
Exchange losses arising on translation to presentation currency	(432)	(2,235)
Total comprehensive loss	6,287	5,708
Weighted average number of ordinary shares	11,546,570	10,475,392
Basic and diluted loss per share	(0.54)	(0.54)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the six months ended June 30, 2023:

	Ordinary Share Capital
	Number of shares	Share Capital and Additional Paid in Capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance at January 1, 2023:	11,338,940	53,814	(1,928)	(39,064)	12,822
Changes during the period:
Net loss	-		-	(5,855)	(5,855)
Other comprehensive loss	-		(432)	-	(432)
Total comprehensive loss	-		(432)	(5,855)	(6,287)
RSUs vesting	654,359	-	-	-	-
Share-based compensation	-	1,017	-	-	1,017
Balance at June 30, 2023	11,993,299	54,831	(2,360)	(44,919)	7,552

For the six months ended June 30, 2022:

	Ordinary Share Capital
	Number of shares	Share Capital and Additional Paid in Capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance at January 1, 2022:	10,091,706	48,935	210	(28,791)	20,354
Changes during the period:
Net loss	-	-	-	(3,473)	(3,473)
Other comprehensive loss	-	-	(2,235)	-	(2,235)
Total comprehensive loss	-	-	(2,235)	(3,473)	(5,708)
Share based compensation to exercise	2,721	-	-	-	-
RSUs vesting	749,242	-	-	-	-
Share base compensation	-	3,107	-	-	3,107
Balance at June 30, 2022	10,843,669	52,042	(2,025)	(32,264)	17,753

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30, 2023	Six months ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,855)	(3,473)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	193	98
Increase (decrease) in other current assets	219	400
Increase (decrease) in trade accounts payable	6	(35)
Increase (decrease) in other accounts payable	221	503
Share based compensation	1,017	3,107
Change in fair market value of financial liabilities at fair market value	90	(2,586)
Financial income	(620)	(27)
Financial expenses	78	51
Net cash used in operating activities	(4,651)	(1,962)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(206)	(55)
Change in deposits, net	1,934	(4,994)
Change in restricted deposits	(7)	42
Net cash provided investing activities	1,721	(5,007)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal paid on lease liabilities	(196)	(155)
Net cash provided financing activities	(196)	(155)

Net increase in cash and cash equivalents	(3,126)	(7,124)
Cash and cash equivalents at the beginning of the period	6,783	23,749
Effects of exchange rate changes on cash and cash equivalents	(333)	(2,471)
Cash and cash equivalents at the end of the period	3,324	14,154

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL:

1.	INSPIRA TECHNOLOGIES OXY B.H.N. LTD (formerly: INSENSE MEDICAL LTD) (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company’s functional currency is the New Israeli Shekel (“NIS”).

The Company operates in the medical technology industry in the field of respiratory support technology. It is engaged in the research, development, manufacturing-related activities, and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

(*) The INSPIRA ART500 (Augmented Respiratory Technology), a respiratory support technology geared towards utilizing direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake and spontaneously breathing. The aim is to reduce the need for invasive mechanical ventilation, with the potential to reduce risks, complications and high costs.

(*) The HYLA blood sensor, a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients.

(*) The INSPIRA ART100, an advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass system, is being designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less.

The Company’s products are in the development stage. The INSPIRA ART100 device and the INSPIRA ART500 have not yet been tested or used in humans and the Company’s products have not been approved by the U.S. Food and Drug Administration.

On July 16, 2021, the Company completed its initial public offering (the “IPO”) on the Nasdaq Capital Market, whereby the Company sold 2,909,091 ordinary shares, no par value (the “Ordinary Shares”) and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the IPO were approximately $14,490, after deducting underwriting discounts and commissions and additional offering costs totaling approximately $1,543. On July 16, 2021, following the closing of the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s previously issued financial liabilities at fair market value.

In October 2021, investors exercised tradable warrants to purchase 1,705,000 Ordinary Shares of the Company. The total proceeds received by the Company from this exercise were $9,377. The Company paid fees of 7%, amounting to $656, according to the terms of a contract with a promoter in connection with the IPO for which the Company recorded a financial liability.

2.	The Company has not generated any revenue since its inception and the Company is still in its development stage. The Company’s operating losses for the six-months ended June 30, 2023 and 2022 were $6,335 and $8,007, respectively, and the Company’s net losses for the same period were $5,855 and $3,473, respectively. As of June 30, 2023, the Company had an accumulated deficit of 44,919. The Company has funded its operations through the proceeds raised through the IPO.

3.	The Company’s management intends to raise additional funds through offerings of its securities, that will be utilized to fund product development and continue operations.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL (Cont.):

On April 4, 2023, the Company, entered into a sales agreement with Roth Capital Partners, LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, the Company’s Ordinary Shares, no par value per share (the “ATM”). The Ordinary Shares shall be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed on August 10, 2022 and the prospectus supplement to the Registration Statement. The Company will pay the Sales Agent a commission amounting to 3.0% of the aggregate gross proceeds from the sale of Ordinary Shares. To date, 17,566 Ordinary Shares have been sold, resulting in aggregate gross proceeds to the Company of $26.

4.	Management believes that the proceeds of its funding agreements, combined with its cash on hand and the Company’s plans to raise additional funds through the ATM facility or through other means, are sufficient to operate in the foreseeable future.

5.	These interim condensed financial statements were authorized by the Company’s board of directors on September 27 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These interim condensed financial statements have been prepared in accordance with the International Accounting Standards (the “IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2022 annual financial statements filed with the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2023. The Company has applied the same accounting policies and methods of computation in its interim financial statements as in its 2022 annual financial statements.

Impact of accounting standards to be applied in future periods

There are a number of standards and interpretations which have been issued by the IAS board that are effective for periods beginning subsequent to December 31, 2023 (the date through which the Company’s next annual financial statements will be prepared up to) that the Company decided not to adopt early. The Company does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

2.	Definition of Accounting Estimates – Amendments to IAS 8

3.	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement

On February 11, 2021, the IASB issued amendments to IAS 1, “Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement,” to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023, did not have an impact on the Company’s financial statements.

Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors

On February 11, 2021, the IASB issued amendments to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as “monetary amounts in the financial statements that are subject to measurement uncertainty.” The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023, did not have an impact on the Company’s financial statements.

Amendments to IAS 12, Income Taxes

On May 6, 2021, the IASB released “Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12).” The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023, did not have an impact on the Company’s financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 3 – OTHER ACCOUNTS PAYABLE:

	June 30, 2023	December 31, 2022

Employees’ salaries and related liabilities	454	396
Related parties	365	332
Accrued expenses	533	470
Other	20	19
Total	1,372	1,217

NOTE 4 – FINACIAL LIABILITIES AT FAIR VALUE:

	June 30, 2023	December 31, 2022

Non-tradable warrants (1)	4	3
Non-tradable warrants of SAFE and Convertible Loan investors (2)	44	35
Tradable warrants (3)	361	304
Financial liability (4)	29	26
Total	438	368

1.	Non-Tradable Warrants

As part of an agreement signed in 2019, the Company’s then convertible loan investors received, upon conversion in 2020, 756,333 Ordinary Shares and non-tradable warrants to purchase an additional 169,019 Ordinary Shares upon the consummation of an IPO on the Nasdaq.

The warrants shall be converted into Ordinary Shares at an exercise price equal to the IPO price which was $5.50 and are exercisable for three years after the IPO. The warrants were designated to be measured at fair market value through profit or loss.

On July 2021, as part of the IPO, the investors received the specified warrants.

As of June 30, 2023, the fair market value of the warrants was $4.

2.	Non-tradable warrants, SAFE and Convertible Loan investors

On July 16, 2021, following the IPO, the Company issued 2,113,905 Ordinary Shares, 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s convertible loan and SAFE according to its terms. The fair market value of the shares was classified as equity with a total value of 10,041 at the conversion date.

The non-tradable warrants were designated to be measured at fair market value through profit or loss.

The non-tradable warrants fair market value as of June 30, 2023, was $44.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 4 – FINACIAL LIABILITIES AT FAIR VALUE (Cont.):

3.	Tradable warrants

The Company sold 3,345,455 tradable warrants in the IPO. As of June 30, 2022, 1,705,000 tradable warrants were exercised. In October 2021, investors exercised 1,705,000 tradable warrants whereby the Company issued 1,705,000 Ordinary Shares to such investors. The total proceeds received by the Company from this exercise was approximately $9,377. The net proceeds after fees deducting were approximately $8,721. As of June 30, 2023, the Company has 1,640,455 tradable warrants. The tradable warrants were designated to be measured at fair market value through profit or loss.

The tradable warrants fair market value as of June 30, 2023, was $361.

4.	Financial liability

Financial liability to pay 7% fees on the fundings that will be received from exercises of tradable warrants. The financial liability is to be measured at fair market value through profit or loss.

The fair market value as of June 30, 2023, was $29.

NOTE 5 – SHARE BASED COMPENSATION:

In December 2019, the Company established a share option plan (the “Plan”). As of June 30, 2023, a total of 505,473 options to purchase Ordinary Shares have been granted to employees, consultants and directors under the Plan, and a total of 3,707,542 restricted stock units (“RSUs”) have been granted to employees, consultants and directors under the Plan, of which 2,550,166 RSUs are fully vested as of June 30, 2023.

On March 24, 2022, the Company’s board of directors approved a grant of 536,141 RSUs to employees and a grant of 22,500 RSUs to the Company’s advisory board members and an additional consultant. The RSUs represent the right to receive Ordinary Shares at a given time in the future. 555,500 RSUs vest over a period of three years, with a one-year cliff and 3,141 RSUs vested immediately on the grant date. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On March 24, 2022, the Company’s board of directors granted options to purchase 29,400 Ordinary Shares to advisory board members. The vesting period is three years commencing on the grant date, with a one-year cliff. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the Plan is ten years.

On April 6, 2022, the Company’s board of directors approved a grant of fully vested 285,713 RSUs to an officer. The RSUs represent the right to receive Ordinary Shares. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On May 19, 2022, the Company’s board of directors approved a grant of 30,000 RSUs to an employee. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with one-year cliff period, commencing on the grant date. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 – SHARE BASED COMPENSATION (Cont.):

On November 22, 2022, the Company’s board of directors approved a grant of 165,000 RSUs to employees. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with 1 year cliff. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair market value of all granted options was estimated by using the Black-Scholes model, aimed at modelling the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

(i)	The expected volatility is 50%;

(ii)	The dividend rate 0%; and

(iii)	Expected term – three years.

The valuation was completed with the assistance of an external valuator based on the management’s assumptions.

During the six months ended June 30, 2023, the Company recorded share-based payment expenses in the amount of $1,017.

The options to services providers and advisers outstanding as of June 30, 2023, as follows:

	Six months ended June 30, 2023
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	114,512	0.71
Granted	-
Exercised	-
Forfeited	-
Outstanding as of June 30, 2023	114,512	0.71
Exercisable options	97,507

During the six-months ended June 30, 2023, the Company recorded share-based payment expenses of option to services providers and advisers in the amount of $14.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 – SHARE BASED COMPENSATION (Cont.):

The RSUs to services providers and advisers outstanding as of June 30, 2023, as follows:

Number of RSUs

Outstanding at beginning of year	18,266
Granted	-
Vested	5,417
Outstanding as of June 30, 2023	12,849
Vested as of June 30, 2023	19,651

During the six months ended June 30, 2023, the Company recorded share-based payment expenses of RSUs to services providers and advisers in the amount of $6.

The options to employees and directors outstanding as of June 30, 2023, as follows:

	Six months ended June 30, 2023
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	386,260	0.37
Forfeited	-	-
Outstanding as of June 30, 2023	386,260	0.37
Exercisable options as of June 30, 2023	361,784	0.37

During the six-months ended June 30, 2023, the Company recorded share-based payment expenses of options to employees and directors in the amount of $33.

The RSUs to employees and directors outstanding as of June 30, 2023, as follows:

Number of RSUs

Outstanding at beginning of year	1,727,842
Granted	-
Forfeited	(23,889)
Vested	(649,498)
Outstanding as of June 30, 2023	1,054,455
Vested as of June 30, 2023	2,531,072

During the six months ended June 30, 2023, the Company recorded share-based payment expenses of RSUs to employees and directors in the amount of $964.

During the six months ended June 30, 2022, the Company recorded share-based payment expenses in the amount of $3,107.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHARE BASED COMPENSATION (Cont.):

The options to services providers and advisers outstanding as of June 30, 2022, as follows:

	Six months ended June 30, 2022
	Number of options	Weighted average exercise price in NIS
Outstanding at beginning of year	87,833	0.37
Granted	29,400	10.78
Exercised	(2,721)	0.37
Forfeited	-	-
Outstanding as of June 30, 2022	114,512
Exercisable options

During the six-months period ended June 30, 2022, the Company recorded share-based payment expenses of option to services providers and advisers in the amount of $22.

The RSUs to services providers and advisers outstanding as of June 30, 2022, as follows:

Number of RSUs
Outstanding at beginning of year	10,000
Granted	22,500
Vested	1,666
Outstanding as of June 30, 2022	30,834
Vested as of June 30, 2022	1,666

During the six-months period ended June 30, 2022, the Company recorded share-based payment expenses of RSUs to services providers and advisers in the amount of $22.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHARE BASED COMPENSATION (Cont.):

The options to employees and directors outstanding as of June 30, 2022, as follows:

	Six months ended June 30, 2022
	Number of options	Weighted average exercise price in NIS
Outstanding at beginning of year	448,120	0.37
Forfeited	(57,159)	0.37
Outstanding as of June 30, 2022	390,961	0.37
Exercisable options	324,727	0.37

During the six-months period ended June 30, 2022, the Company recorded share-based payment expenses of options to employees and directors in the amount of $110.

The RSUs to employees and directors outstanding as of June 30, 2022, as follows:

Number of RSUs
Outstanding at beginning of year	2,002,587
Granted	826,854
Vested	747,579
Outstanding as of June 30, 2022	2,081,862
Vested as of June 30, 2022	1,403,180

During the six-months ended June 30, 2022, the Company recorded share-based payment expenses of RSUs to employees and directors in the amount of $2,953.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 – FAIR MARKET VALUE MEASUREMENT:

Fair market value hierarchy

The following tables detail the Company’s assets and liabilities, measured or disclosed at fair market value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair market value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of June 30, 2023:

	Level 1	Level 2	Level 3
Non-Tradable Warrants	-	44	-
Non-tradable warrants of SAFE and Convertible Loan investors		4
Financial liability	-	29	-
Tradable warrants	361	-	-
Total	361	77	-

As of December 31, 2022:

	Level 1	Level 2	Level 3
Non-Tradable Warrants	-	3	-
Non-tradable warrants of SAFE and Convertible Loan investors	-	35	-
Financial liability	-	26	-
Tradable warrants	304	-	-
Total	304	64	-

As of June 30, 2023, the fair market value measurement of the warrant’s securities in the table above was estimated using the Black-Scholes model, based on assumptions for the variable that are required as of the warrants’ valuation date.

The key inputs that were used in the both items of non-tradable warrants valuation were: a risk-free interest rate spread between 5.29% and 5.81%; expected volatility between 60.4%-66.1% an expected dividend yield of 0%; and an expected term of warrants of – 1.04-2.04 years.

As of December 31, 2022, the fair market value measurement of the SAFE and the warrant’s securities in the table above was estimated using the Black Scholes model, based on a variety of significant unobservable inputs- thus representing a level 2 measurement within the fair market value hierarchy.

The key inputs that were used in the both items of non-tradable warrants valuation were: a risk-free interest rate spread between 5.04% and 5.26%; expected volatility between 56.5%-57.8%; an expected dividend yield of 0%; and an expected term of warrants of 1.54-2.54 years.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 – FAIR MARKET VALUE MEASUREMENT (Cont.):

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair market values due to their short-term nature.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

Commitments

1.	The Company has a bank guarantee in the amount of $63 for the offices it rents. In accordance with the guarantee, the Company has a pledged deposit in the same amount as of December 31, 2022.

2.	In July 2022, the Company entered into an agreement with a contractor for the development of the HYLA™ blood sensor. The total payment agreed, per the contract, is $710. According to the agreement with the developer, the development cost will be paid in a few tranches considering the development lifecycle, which was defined as five phases for each of the blood parameters to be measured by the sensor. The Company is entitled to terminate the contract upon reaching the third phase. As of June 30, 2023, some of the development outputs reached the second phase and some are on the third phase. Approximately half of the contract total amount constituted development expenses as of June 30, 2023 and an amount of $75 was paid as prepayment.

Contingencies

1.	On March 4, 2022, Exchange Listing, LLC, or Exchange, filed a complaint in the federal United States District Court for the Southern District of New York against the Company and the Company’s Chief Financial Officer, Joe Hayon, in connection with a contract between the parties pursuant to which Exchange provided certain consultancy services to us in preparation for our IPO. The precise damages sought are not yet established. However, Exchange seeks approximately $250,000, plus 75,000 Ordinary Shares or the cash equivalent. On July 1, 2022, the Company filed a motion to dismiss for failure to state a claim upon which relief can be granted, or 12(b)(6) motion, based on the language of the contract between the parties.

On March 8, 2023, the court issued an order granting our 12(b)(6) motion in part and denying it in part. Specifically, the court dismissed all claims against Joe Hayon, and he is no longer a party in the action. The court also dismissed the breach of contract action (Count I) to the extent it was based on improper termination or frustration. The Court also dismissed Count IV (Quantum Merit on the written agreement), Count VI (Breach of Implied Covenant of Good Faith) and Count VII (Fraud in the Inducement). The court has not dismissed Count 1 (breach of written agreement based on alleged anticipatory repudiation), Count II (breach of alleged oral agreement), Count III (promissory estoppel to the extent based on alleged oral agreement) or Count V (quantum meruit based on alleged oral agreement).

On June 29, 2023, the Company and Exchange signed a settlement agreement. The Company agreed to pay Exchange $30,000 in return for amicably resolving all matters in controversy, disputes, causes of action, claims, counterclaims, contentions and differences which have been or could have been litigated by the parties, without incurring further costs.

2.	On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, the Company received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. A partial hearing was held on July 19. 2023, and the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by the Plaintiff in the District Court. The Company strongly disagrees with the claims, believes it has meritorious defenses and will vigorously defend itself against the claims.